U.S. SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

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FORM  10-SB

GENERAL FORM FOR REGISTRATION
OF SECURITIESOF SMALL BUSINESS
ISSUERS

Under Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

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LandStar, Inc.
Name of Small Business Issuer in its Charter

State of Nevada State or Jurisdiction of
Incorporation or Organization 86-0914051
I.R.S. Employer Identification Number

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3795 Carey Road, Suite 600
Victoria, British Columbia, Canada V8Z 6T8
Address and Telephone Number of Principal
Executive Offices

(250) 475 - 6000
Issuer's Telephone Number

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Securities to be registered pursuant to
Section 12(b) of the Act:

None

Securities to be registered pursuant to
Section 12(g) of the Act:

Common Stock, $.001 par value
Title of Class

FORWARD LOOKING STATEMENTS
In this registration statement references to "LandStar," the "Company," "we," "us," and "our" refer to LandStar, Inc.

This Form 10-SB contains certain forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished.

Without limiting the foregoing, words such as "may", "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward- looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which LandStar may participate;
competition within LandStar's chosen industry, including competition from much larger competitors;
technological advances and failure by the LandStar to successfully develop business relationships.

In addition to other factors and matters discussed elsewhere in this registration statement, the following are important factors that, in the view of LandStar's management, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to efficiently and effectively operate its demonstration facility and build and operate production facilities; market acceptance of the Company's products and applications for recycled rubber technology generally; the ability of the Company to hire and retain qualified technical, operational, and sales and marketing personnel; the ability of the Company to obtain acceptable forms and amounts of financing to fund current and future operations and any acquisitions; the ability of the Company to protect its intellectual property rights in its rubber recycling technology; the success of further research and development efforts; competition from companies with greater financial, technical and other resources than the Company; and the Company's ability to locate and enter into strategic or joint venture relationships with vendors, suppliers or resellers. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

BUSINESS

Background and Business Development

LandStar, Inc. was incorporated as a Nevada corporation on May 4, 1998, for the purpose of purchasing, developing and reselling real property, with its principal focus on the development of raw land. From incorporation through December 31, 1998, LandStar had no business operations and was a development-stage company. LandStar did not purchase or develop any properties and subsequently determined to change its business plan and operations.
On March 31, 1999, the Company acquired approximately
98.5% of the common stock of Rebound Rubber Corp. pursuant to a share exchange agreement with Rebound Rubber Corp. and substantially all of Rebound Rubber's shareholders.
Rebound Rubber Corp. owns an exclusive North American license granted by the Guangzhou Research Institute for the Utilization of Reusable Resources, P.R. of China, pursuant to a technology for the reclamation and devulcanizing of recycled rubber. In connection with the share exchange agreement, LandStar issued 14,500,100 restricted shares of its common stock to the shareholders of Rebound Rubber in exchange for 98.5% of the outstanding shares of Rebound Rubber, and Rebound Rubber became a subsidiary of LandStar. The acquisition was treated for accounting purposes as a recapitalization of Rebound Rubber under the capital structure of LandStar, Inc. and an acquisition of the net assets of LandStar.

	Rebound Rubber Corp. was originally formed on December 13, 1996 in the Province of Alberta, Canada under the name 721097 Alberta Ltd. as a private limited liability corporation, and subsequently changed its name to Rebound Rubber Corp. on May 20, 1997. Rebound Rubber was initially formed as a corporate vehicle to acquire certain rubber recycling technology from the Guangzhou
Research Institute for the Utilization of Reusable
Resources, P.R. of China.  In early 1996, D. Elroy Fimrite,
Michael C. Pinch C.A. and Kennie Chee, principal officers and directors of Rebound Rubber met with members of the Guangzhou Research Institute and its Senior
Engineer, Li Xing-Ru. The proponents conducted a through technology review and due diligence examination of the rubber recycling technology throughout 1996 and early 1997.
This review included but was not limited to the following:
(1) review of devulcanizing testing procedures and test results; (2) observing the complete processing of used tires to crumb, the activation of the crumb and the processing of the activated modified rubber powder
("AMR") in substantial ratios with new rubber back into new tires; (3) visiting a number of manufacturing operations and observing AMR being used in a variety of new rubber products; (4) research into other claims of devulcanizing technologies to determine whether there were any other true devulcanizing processes in commercial production anywhere in the world; (5) review of proprietary rights, Chinese patents/registrations pursuant to the technology; (6) review of chemicals used in activation process pursuant to environmental and workplace hazards; and (7) review of availability and pricing of reactivation chemicals and crumb rubber supplies.

Following the due diligence process, Rebound Rubber entered into three contracts with the Guangzhou Research
Institute,RECEPTION  (ST~1PUB